UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Update Regarding Shareholder Demand and Related Legal Proceedings

Further to the Report of Foreign Private Issuer on Form 6-K furnished by Wearable Devices Ltd. (the “Company”) to the Securities and Exchange Commission (the “SEC”) on July 27, 2026, regarding the shareholder demand letter received from J.B.D Innovation Ltd. and Victor Tshuva & Co. – Law Offices (collectively, the “Plaintiffs”), on August 2, 2026, the Company was informed that the Plaintiffs commenced legal proceedings against the Company and certain additional respondents in the Economic Department of the Haifa District Court (the “Court”).

The proceedings relate to the Company’s private placement with a single institutional investor for the purchase and sale of 1,000,000 ordinary shares (or ordinary share equivalents in lieu thereof) and warrants to purchase up to 1,000,000 ordinary shares (the “Private Placement”), which it announced on July 31, 2026. The Plaintiffs filed a motion for a temporary injunction relating to the Private Placement (the “Motion”).

On August 2, 2026, the Court issued an interim ex parte order (the “Order”) and scheduled a hearing on the Motion for August 16, 2026 at 10:00 a.m. (Israel time). Pursuant to the Order, pending the hearing on the Motion, the Company and the other respondents are temporarily prohibited from (i) taking any action to advance the Private Placement and (ii) taking any action, directly or indirectly, to effect any change in the Company’s capital structure.

The Court stated that the Order was issued at a preliminary stage, on an ex parte basis, before receiving the positions of the Company, the other respondents or the investor in the Private Placement. The Court further emphasized that the issuance of the Order should not be understood as reflecting any determination regarding the merits of the Motion. The Court also required the Plaintiffs to provide security consisting of (i) a third-party guarantee without limitation as to time or amount and (ii) additional security in the amount of NIS 250,000, either in cash or in the form of an autonomous bank guarantee linked to the Israeli consumer price index and without limitation as to maturity.

Pursuant to the Order, the Plaintiffs served the Company and the respondents with the Motion and the Court’s decision on August 3, 2026. The Court also ordered the Plaintiffs to file, no later than August 6, 2026, a statement of claim setting forth the claims underlying the Motion. The Company and the other respondents are required to file their response to the Motion no later than August 12, 2026.

On August 4, 2026, the Company and the respondents filed their response to the Motion, requesting that the Court deny the Motion in its entirety, vacate the Order and award them costs. In the alternative, the Company and the other respondents requested that the Court move the hearing to an earlier date so that the Court may rule on the matter as soon as possible. The Court denied the request to immediately deny the Motion and vacate the Order. However, the Court advanced the hearing date from August 16, 2026 to August 12, 2026. The Court also directed that the institutional investor be notified immediately and permitted to appear and present its position. The Company intends to continue to defend itself vigorously.

Because the Motion was submitted on an ex parte basis, the proceedings were initially subject to a confidentiality restriction. On August 4, 2026, once counsel appeared on behalf of the Company and the respondents, the Court ordered that the proceedings become publicly accessible. On August 4, 2026, the parties notified the Court that the Company was required under applicable U.S. securities laws to publicly disclose the Order and intended to comply with that obligation.

Unless the Order is lifted, vacated or modified, the Company will not be able to complete the Private Placement while the interim order remains in effect. There can be no assurance regarding the outcome or timing of the proceedings or whether or when the Private Placement will be completed.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the potential lifting, vacation or modification of the Order, the anticipated timing and outcome of the proceedings, and whether or when the Private Placement may be completed. All statements other than statements of historical facts included in this Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include among others, the following: the uncertainty of the outcome of the Motion and other actions by the Plaintiffs; the trading of its ordinary shares or warrants and the development of a liquid trading market; the Company’s ability to successfully market its products and services; the acceptance of the Company’s products and services by customers; the Company’s continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; the Company’s ability to successfully develop new products and services; the Company’s success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; the Company’s ability to comply with applicable regulations; and other risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 12, 2026. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869 333-274343 and 333-293968) and on Form F-3 (File No. 333-274841, 333-291100 and 333-295793) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: August 4, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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